Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: October 3, 2018

February 13, 2019

DF Growth REIT, LLC

600 W. Broadway

Suite 1420

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Waiver of Asset Management Fee

The Company normally charges a monthly asset management fee equal to 0.1667% of the capital account of each Investor as of the last day of each calendar month, or approximately 2% per year.

However, the Company will waive the asset management for any Investor satisfying the following three conditions:

•	The Investor must execute and submit to the Company an Investment Agreement for Class A Investor Shares no later than March 31, 2019.

•	The Investor’s entire payment for the Class A Investor Shares referred to in the Investment Agreement must be received by the Company no later March 31, 2019.

•	The Investor’s subscription must be accepted by the Company.

The waiver will apply only with respect to the Class A Investor Shares so acquired, and not to any additional Class A Investor Shares acquired by the Investor.

The waiver will be for the life of the Company and will apply to the Investor and any transferee of the Class A Investor Shares in question.

The waiver will apply only to the asset management fee, and not to any other fees or charges.

The waiver will apply to every Investor who satisfies the three conditions above, including Investors who purchased Class A Investor Shares before the date of this Supplement.

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.